UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)*

                             CITIZENS, INC.
-------------------------------------------------------------------------
                            (Name of Issuer)

                    Class A Common Stock, no par value
-------------------------------------------------------------------------
                      (Title of Class of Securities)

                              174740 10 0
-------------------------------------------------------------------------
                             (CUSIP Number)

                           September 11, 2007
-------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

                        GAMASE Policyholders Trust
                c/o Gala Trust and Management Services, Inc.
               formerly known as Gala Management Services, Inc.
                          Scotia Plaza, 9th Floor
                   Federico Boyd Avenue 18 and 51 Street
                                 Panama 5
                            Republic of Panama
                          Attention: Tomas Herrera

                               with a copy to:
                           Roxanne K. Beilly, Esq.
                      Schneider Weinberger & Beilly LLP
                  2200 Corporate Boulevard, N.W., Suite 210
                          Boca Raton, Florida 33431
                           Telephone: 561-362-9595
                           Facsimile No: 561-361-9612
-------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

             If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                               SCHEDULE 13D
---------------------                                   -----------------
CUSIP No. 174740 10 0                                   Page 2
---------------------                                   -----------------

-------------------------------------------------------------------------

1 	 NAME OF REPORTING PERSONS
         Galindo, Arias & Lopez
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
-------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------

3 	 SEC USE ONLY

-------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
-------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama
-------------------------------------------------------------------------

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      -------------------------------------------------------
OWNED BY
EACH              8        SHARED VOTING POWER
REPORTING                  0
PERSON WITH       -------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER
                           0
                  -------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER
                           9,978,805
-------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,978,805
-------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                      [ ]
-------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.7%
-------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------

                            SCHEDULE 13D

---------------------                                   -----------------

CUSIP No. 174740 10 0                                   Page 3
---------------------                                   -----------------

-------------------------------------------------------------------------

1 	 NAME OF REPORTING PERSONS
         Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
-------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------

4	 SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
-------------------------------------------------------------------------

6	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama

-------------------------------------------------------------------------

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      -------------------------------------------------------
OWNED BY
EACH              8        SHARED VOTING POWER
REPORTING                  0
PERSON WITH       -------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER
                           0
                  -------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER
                           6,149,905
-------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,149,905
-------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                      [ ]
-------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2%
-------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------

                            SCHEDULE 13D

---------------------                                   -----------------

CUSIP No. 174740 10 0                                   Page 4
---------------------                                   -----------------


-------------------------------------------------------------------------

1 	 NAME OF REPORTING PERSONS
         GAMASE Insureds Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
-------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
-------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama

-------------------------------------------------------------------------

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      -------------------------------------------------------
OWNED BY
EACH              8        SHARED VOTING POWER
REPORTING                  0
PERSON WITH       -------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER
                           0
                  -------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER
                           5,836,719
-------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,836,719
-------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                      [ ]
-------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.47%
-------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         OO
-------------------------------------------------------------------------

                            SCHEDULE 13D

---------------------                                   -----------------

CUSIP No. 174740 10 0                                   Page 5
---------------------                                   -----------------


-------------------------------------------------------------------------

1 	 NAME OF REPORTING PERSONS
         Regal Trust (BVI) Ltd.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
-------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
-------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
-------------------------------------------------------------------------

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      -------------------------------------------------------
OWNED BY
EACH              8        SHARED VOTING POWER
REPORTING                  0
PERSON WITH       -------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER
                           0
                  -------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER
                           3,828,900
-------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,828,900
-------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                      [ ]
-------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.49%
-------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------

                            SCHEDULE 13D

---------------------                                   -----------------

CUSIP No. 174740 10 0                                   Page 6
---------------------                                   -----------------


-------------------------------------------------------------------------

1 	 NAME OF REPORTING PERSONS
         CICA Policyholders Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
-------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------

5  	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
-------------------------------------------------------------------------

6
 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
-------------------------------------------------------------------------

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      -------------------------------------------------------
OWNED BY
EACH              8        SHARED VOTING POWER
REPORTING                  0
PERSON WITH       -------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER
                           0
                  -------------------------------------------------------

                  10      SHARED DISPOSITIVE POWER
                          3,348,419
-------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,348,419
-------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                      [ ]
-------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.3%
-------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         OO
-------------------------------------------------------------------------

         This Amendment ("Amendment No. 8") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the "Commission") pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama ("GA&L"), (2) Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama ("Gala Trust"), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama ("GAMASE Insureds Trust"), (4) Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("Regal"), and (5) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands ("Regal Policyholders Trust", together with GA&L, Gala Trust, GAMASE Insureds Trust, and Regal, collectively, the "Reporting Persons" and each, a "Reporting Person").

         This Amendment No. 8 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the "Original Schedule 13D"), Amendment No. 1 to the Original
Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 14, 2007 ("Amendment No. 6") and Amendment No. 7 to the Original
Schedule 13D originally filed by the Reporting Persons with the Commission on August 23, 2007 ("Amendment No. 7"). The Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 , Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to as the "Schedule 13D."

         All terms used but not defined in this Amendment No. 8 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

         The Trustees are processing the delivery of shares of Common Stock to, and from time to time the sale of shares of Common Stock on behalf of, certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated and or to be sold.


Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

       (a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 9,978,805 shares of the Common Stock, which constitute approximately 24.7% of the outstanding shares of the Common Stock, based on 40,337,933 shares of the Common Stock outstanding as of August 1, 2007 according to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Commission on August 9, 2007, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3").

       GAMASE Insured Trust holds 5,836,719 shares of the Common Stock (constituting approximately 14.47% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Regal Policyholders Trust holds 3,348,419 shares of the Common Stock (constituting approximately 8.3% of the outstanding Common
Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Gala Trust is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama ("GAMASE Agents Trust") and holds 313,186 shares of the Common Stock (constituting approximately 0.77% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 6,149,905 shares of the Common Stock (constituting approximately 15.2% of the outstanding Common Stock) pursuant to Rule 13d-3.

       Regal is the sole trustee of Regal Policyholders Trust and CICA Associates Trust, a trust established under the laws of the British Virgin Islands ("Regal Associates Trust") and holds 480,481 shares of the Common Stock (constituting approximately 1.19% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 3,828,900 shares of the Common Stock (constituting approximately 9.49% of the outstanding Common Stock) pursuant to Rule 13d-3.

       GA&L owns a 100% interest in each of Gala Trust and Regal, and therefore may be deemed to beneficially own 9,978,805 shares
(constituting approximately 24.7% of the outstanding Common Stock) pursuant to Rule 13d-3.

       (c) The following not-for-value transfers and sales in Common Stock were effected by the Reporting Persons over the past 60 days:

Reporting Person                     Date          Number of Shares
----------------                     ----          ----------------
Regal Policyholders Trust       Sept. 11, 2007         96,007
GAMASE Insureds Trust           Sept. 11, 2007         88,287
Gala Trust(1)                   Sept. 11, 2007         88,287
Regal(2)                        Sept. 11, 2007         96,007
GA&L(3)                         Sept. 11, 2007        184,294
GAMASE Insureds Trust(4)        Sept. 19, 2007         17,132
Gala Trust(5)                   Sept. 19, 2007         17,132
GA&L(6)                         Sept. 19, 2007         17,132
Regal Policyholders Trust       Sept. 28, 2007         32,293
GAMASE Insureds Trust           Sept. 28, 2007         42,684
Gala Trust(7)                   Sept. 28, 2007         42,684
Regal(8)                        Sept. 28, 2007         32,293
GA&L(9)                         Sept. 28, 2007         74,977
GAMASE Insureds Trust(10)       Oct. 1, 2007           14,778
Gala Trust(11)                  Oct. 1, 2007           14,778
GA&L(12)                        Oct. 1, 2007           14,778
GAMASE Insureds Trust(13)       Oct. 3, 2007           16,958
Gala Trust(14)                  Oct. 3, 2007           16,958
GA&L(15)                        Oct. 3, 2007           16,958
GAMASE Insureds Trust(16)       Oct. 11, 2007           8,856
Gala Trust(17)                  Oct. 11, 2007           8,856
GA&L(18)                        Oct. 11, 2007           8,856
Regal Policyholders Trust       Oct. 15, 2007         260,064
GAMASE Insureds Trust           Oct. 15, 2007         365,712
Gala Trust(19)                  Oct. 15, 2007         368,206
Regal(20)                       Oct. 15, 2007         281,761
GA&L(21)                        Oct. 15, 2007         649,967
GAMASE Insureds Trust(22)       Oct. 31, 2007           7,187
Gala Trust(23)                  Oct. 31, 2007           7,187
GA&L(24)                        Oct. 31, 2007           7,187

       (1) Includes not-for-value transfers on September 11, 2007 by GAMASE Insureds Trust of 88,287.
       (2) Includes not-for-value transfers on September 11, 2007 by Regal Policyholders Trust of 96,007 shares.
       (3) Includes not-for-value transfers on September 11, 2007 by GAMASE Insureds Trust of 88,287 shares and Regal Policyholders Trust of 96,007.
       (4) Includes the sale on September 19, 2007 of 17,132 shares at a price per share of $8.06 pursuant to Rule 144 market transaction.
       (5) Includes the sale on September 19, 2007 of 17,132 shares at a price per share of $8.06 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (6) Includes the sale on September 19, 2007 of 17,132 shares at a price per share of $8.06 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (7) Includes not-for-value transfers on September 28, 2007 by GAMASE Insureds Trust of 42,684.
       (8) Includes not-for-value transfers on September 28, 2007 by Regal Policyholders Trust of 32,293 shares.
       (9) Includes not-for-value transfers on September 28, 2007 by GAMASE Insureds Trust of 42,684 shares and Regal Policyholders Trust of 32,684.
       (10) Includes the sale on October 1, 2007 of 14,778 shares at a price per share of $8.00 pursuant to Rule 144 market transaction.
       (11) Includes the sale on October 1, 2007 of 14,788 shares at a price per share of $8.00 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (12) Includes the sale on October 1, 2007 of 14,788 shares at a price per share of $8.00 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (13) Includes the sale on October 3, 2007 of 16,958 shares at a price per share of $8.47 pursuant to Rule 144 market transaction.

       (14) Includes the sale on October 3, 2007 of 16,958 shares at a price per share of $8.47 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (15) Includes the sale on October 3, 2007 of 16,958 shares at a price per share of $8.47 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (16) Includes the sale on October 11, 2007 of 8,856 shares at a price per share of $8.63 pursuant to Rule 144 market transaction.
       (17) Includes the sale on October 11, 2007 of 8,856 shares at a price per share of $8.63 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (18) Includes the sale on October 11, 2007 of 8,856 shares at a price per share of $8.63 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (19) Includes not-for-value transfers on October 15, 2007 by GAMASE Insureds Trust of 365,712 shares and GAMASE Agents Trust of 2,494 shares.
       (20) Includes not-for-value transfers on October 15, 2007 by Regal Policyholders Trust of 260,064 shares and Regal Associates Trust of 21,697 shares.
       (21) Includes not-for-value transfers on October 15, 2007 by GAMASE Insureds Trust of 365,712 shares, GAMASE Agents Trust of 2,494 shares, Regal Policyholders Trust of 260,064 shares and Regal Associates Trust of 21,697 shares
       (22) Includes the sale on October 31, 2007 of 7,187 shares at a price per share of $8.67 pursuant to Rule 144 market transaction.
       (23) Includes the sale on October 31, 2007 of 7,187 shares at a price per share of $8.67 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.
       (24) Includes the sale on October 31, 2007 of 7,187 shares at a price per share of $8.67 pursuant to Rule 144 market transaction by GAMASE Insureds Trust.


       Except as otherwise provided above in connection with the sale of the shares of Common Stock, in the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations of their participation in the Trusts. As noted, each transfer of shares was made without consideration.


Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

                              SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2007

                                     GALINDO, ARIAS & LOPEZ

                                     By:     /s/ Tomas Herrera
                                        -------------------------------
                                     Name:  Tomas Herrera
                                     Title:   Partner


                                     GALA TRUST AND MANAGEMENT SERVICES,
                                     INC., formerly known as GALA
                                     MANAGEMENT SERVICES, INC.

                                     By:     /s/ Tomas Herrera
                                        -------------------------------
                                     Name:  Tomas Herrera
                                     Title:   Attorney-in-fact


                                     GAMASE INSUREDS TRUST

                                     By:     /s/ Tomas Herrera
                                        -------------------------------
                                     Name:  Tomas Herrera
                                     Title:   Attorney-in-fact


                                     REGAL TRUST (BVI) LTD.

                                     By:     /s/ Tomas Herrera
                                        -------------------------------
                                     Name:  Tomas Herrera
                                     Title:   Attorney-in-fact


                                     CICA POLICYHOLDERS TRUST

                                     By:     /s/ Tomas Herrera
                                        -------------------------------
                                     Name:  Tomas Herrera
                                     Title:   Attorney-in-fact